Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Devonshire Resources Grants Options and Appoints New CFO

     VANCOUVER, Feb. 22 /CNW/ - Devonshire Resources Ltd., (TSX-V: DSH,
OTCBB: DSHRF, the "Company") is proposing to grant options to acquire a total of 120,000 shares at an exercise price of $0.38 per share to directors, officers, employees and consultants. These options will be granted according to the terms of the Stock Option Plan which was approved by shareholders of the Company at the Company's Annual and General Meeting which was held on
December 31, 2007.
     The Company wishes to announce that Ming Wong has resigned as Chief
Financial Officer and will be replaced by William Schmidt. Mr. Wong is stepping down as Chief Financial Officer for personal reasons but will be available to the Company on a consultancy basis.

     ON BEHALF OF DEVONSHIRE RESOURCES LTD.

     "Tim Crowhurst"
     Tim Crowhurst
     President and Director

     The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

     %SEDAR: 00021121E          %CIK: 0001321847

     /For further information: Tim Crowhurst, President and Director, Tel:
(604) 764-5099, Email: info(at)ripplelake.com, www.devonshireresources.com/
     (DSH. DSHRF)

CO:  Devonshire Resources Ltd.

CNW 17:44e 22-FEB-08